ANGLESEA ENTERPRISES, INC.
13799 PARK BOULEVARD, SUITE 147

SEMINOLE, FLORIDA 33776

Tel: (727) 393-7439

July 27, 2012

VIA EDGAR

Ryan Houseal

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Anglesea Enterprises, Inc.
Registration Statement on Form S-1/A (the “Registration Statement”)
Filed on July 11, 2012
File No. 333-179147

Dear Mr. Houseal:

Anglesea Enterprises, Inc. (the “Company”) respectfully requests, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), that the U.S. Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement so that it may become effective at 3:00pm Eastern Standard Time on July 30, 2012 or as soon thereafter as practicable. The Company would also appreciate telephone notice of such effectiveness to Lawrence Metelitsa at (732) 395-4405.

In connection with the Company’s request for acceleration of effectiveness of the Registration Statement, the Company acknowledges the following:

(1)	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

ANGLESEA ENTERPRISES, INC.

By:	/s/ James Christie
Name: James Christie
Title: Chief Executive Officer